UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LIPELLA PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

53630L100
(CUSIP Number)
David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway – 32nd Floor New York, NY 10019 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 53630L100	Amendment No. 2 to Schedule 13D	Page 2 of 5 Pages

1	name of reporting persons Michael B. Chancellor
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☐
3	sec use only
4	source of funds* PF, OO (1)
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 1,398,897 (2)
	8	shared voting power 0
	9	sole dispositive power 1,398,897 (2)
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 1,398,897 (2)
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 18.9% (3)
14	type of reporting person* IN

* SEE INSTRUCTIONS

(1) Consists of (i) 732,731 shares of common stock, par value $0.0001 per share, of the issuer (“Common Stock”) purchased by Dr. Michael Chancellor (the “Reporting Person”) with personal funds, and (ii) 666,166 shares of Common Stock that may be issued upon the exercise of stock options awarded by the issuer (the “Issuer”) to the Reporting Person in his capacity as an officer and director of the Issuer, which are vested and exercisable within 60 days of the filing of this Amendment No. 2 to Statement on Schedule 13D (this “Amendment No. 2”).

(2) Consists of (i) 732,731 shares of Common Stock beneficially owned by the Reporting Person, (ii) fully vested options exercisable for 632,833 shares of Common Stock, and (iii) 33,333 unvested options which are exercisable within 60 days of the filing of this Amendment No. 2.

(3) Calculated based on 6,750,034 shares of Common Stock outstanding as of March 5, 2024, as verified with the Issuer. The 666,166 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of the filing of this Amendment No. 2 are deemed to be outstanding for purposes of calculating such beneficial ownership percentage.

CUSIP No. 53630L100	Amendment No. 2 to Schedule 13D	Page 3 of 5 Pages

This Amendment No. 2 amends and supplements the Statement on Schedule 13D initially filed by the Reporting Person with the SEC on December 29, 2022, as amended by Amendment No. 1 to such Statement on Schedule 13D filed by the Reporting Person with the SEC on June 21, 2023 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

The purpose of this Amendment No. 2 is to update the Reporting Person’s beneficial ownership information in the Schedule 13D.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 1. Security and Issuer.

The information contained in “Item 1. Security and Issuer.” of the Schedule 13D is not being amended by this Amendment No. 2.

Item 2.	Identity and Background.

The information contained in “Item 2. Identity and Background.” of the Schedule 13D is not being amended by this Amendment No. 2.

Item 3. Source or Amount of Funds or Other Consideration.

“Item 3. Source or Amount of Funds or Other Consideration.” of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person beneficially owns 1,398,897 shares of Common Stock, consisting of (i) 732,731 shares of Common Stock which were acquired with personal funds from time to time and as a result of the conversion of certain promissory notes in connection with the Issuer’s initial public offering, as described in Item 6 of the Schedule 13D, and (ii) 666,166 shares of Common Stock that may be issued upon exercise of stock options owned by the Reporting Person that were awarded to him in his capacity as an officer and director of the Issuer.

Item 4. Purpose of Transaction.

The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Amendment No. 2 and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of this Amendment No. 2 is hereby incorporated by reference in its entirety into this Item 4.

From time to time, subject to restrictions that may be applicable by virtue of the Reporting Person’s role as Chief Medical Officer, and a director of the Issuer, the Reporting Person may, via open market transactions or otherwise, acquire additional shares of the Issuer’s Common Stock or determine to dispose of shares of Common Stock beneficially owned by him. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, upon further developments, including other investment and business opportunities available to him, general stock market and economic conditions, and tax considerations, may change his investment in the Issuer. The Reporting Person will periodically consider such sales opportunistically based on such factors and, as a result, the ultimate number of shares of Common Stock that may be acquired or disposed of, if any, is not currently ascertainable. Without limiting the generality of the foregoing, and also by virtue of such roles the Reporting Person has with the Issuer, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract and subject to market conditions, as applicable) to, at any time or from time to time, encourage or cause (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer (A) to explore, consider and/or effect public or private offerings of the Issuer’s securities, sales or acquisitions of assets or businesses, or other extraordinary corporate transactions, (B) to issue securities to third parties for services rendered or for other appropriate consideration, (C) to change the board of directors of the Issuer, including changing the number or term of Issuer director or filling existing vacancies, (D) to change the Issuer’s capitalization or dividend policies, and (E) to modify the Issuer’s certificate of incorporation, bylaws or other organizational documents, including taking other actions which may impede the acquisition of control of the Issuer by any third party. The Reporting Person intends to conduct a detailed review of the Issuer’s business, operations, capitalization and management on an ongoing basis and consider and determine what, if any, changes would be necessary, appropriate and desirable in light of the circumstances which then exist.

Except as described above, the information contained in “Item 4. Purpose of Transaction.” of the Schedule 13D is not being amended by this Amendment No. 2.

Item 5. Interest in Securities of the Issuer.

The responses to rows (7) through (13) of the cover page of this Amendment No. 2 and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.

(a)       See responses to Items 11 and 13 on the cover page.

(b)      See response to Rows (7), (8), (9) and (10) on the cover page.

(c)      Except as described in Item 6 or as otherwise set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Amendment No. 2.

CUSIP No. 53630L100	Amendment No. 2 to Schedule 13D	Page 4 of 5 Pages

Except as described above, the information contained in “Item 5. Interest in Securities of the Issuer.” of the Schedule 13D is not being amended by this Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.” of the Schedule 13D is not being amended by this Amendment No. 2.

Item 7. Material to be filed as Exhibits.

The information contained in “Item 7. Material to be filed as Exhibits.” of the Schedule 13D is not being amended by this Amendment No. 2.

CUSIP No. 53630L100	Amendment No. 2 to Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2024
/s/ Michael B. Chancellor
Name: Michael B. Chancellor